Exhibit 99.1

SINA Announces Distribution of Weibo Shares

BEIJING, China—May 26, 2017—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced that its board of directors has authorized and approved the Company’s distribution of shares of Weibo Corporation (“Weibo”) to the Company’s shareholders on a pro rata basis. SINA is a controlling shareholder of Weibo. Weibo’s ADSs are currently traded on the NASDAQ Global Select Market (NASDAQ: WB). SINA will distribute one Weibo Class A ordinary share to the holder of each ten SINA ordinary shares. Holders of SINA ordinary shares that are settled through DTC will receive Class A ordinary shares represented by Weibo ADSs. The Weibo share distribution will be payable on or about July 10, 2017, to shareholders of record as of the close of business on June 7, 2017. Following the distribution of the Weibo shares, SINA’s equity stake in Weibo will decrease from approximately 49% (or approximately 74% by voting power) currently to approximately 46% (or approximately 72% by voting power).

About SINA

We are a leading online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA Mobile (mobile portal and mobile apps) and Weibo (social media) enables Internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA.cn and SINA Mobile Apps provide news information, professional and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn